1. Name and Address of Reporting Person
   Leep, Bruce E.
   3106 Condit
   Highland, IN 46322
2. Issuer Name and Ticker or Trading Symbol
   First Financial Bancorp (FFBC)
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   12/2001
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   ( ) Officer (give title below) ( ) Other (specify below)
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   |         +-----------+---+----------+   Year       |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |         |Amount     |A/D|Price     |              |   (I)     |   ship     |
+------------------------------+----------+----------+---------+-----------+---+----------+--------------+-----------+------------+
Common Stock                    02/15/2001 03/05/2003 G 4 <F1>  -34500      D   $0.0000                   D
Common Stock                    04/02/2001 03/05/2003 J 4 <F2>  -2275       D   $0.0000    246442         D
Common Stock                                                                               238727         I           Spouse
Common Stock                                                                               0              I           Restricted
                                                                                                                      Award
Common Stock                                                                               73             I           Joint
                                                                                                                      w/Spouse
FFBC (Directors Fee Stock Plan)                                                            1331           D

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   |Day/   |Day/   |         +-----+-----+Date Exer-|Expira-   |       |of      |Derivative|at End |direct |Owner-|
|Security  |Security|Year)  |Year)  |         |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |of Year|(I)    |ship  |
+----------+--------+-------+-------+---------+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
1999 (NQ)   $19.2641                                                  08/24/2009 Common                      8663    D
Stock                                                                            Stock
Option
2000 (ISO)  $17.56                                                    06/30/2002 Common                      5694    D
Stock                                                                            Stock
Option
2000 (NQ)   $17.56                                                    06/30/2002 Common                      18298   D
Stock                                                                            Stock
Option
2001 (NQ)   $15.6                                                     04/24/2011 Common                      8663    D
Stock                                                                            Stock
Option

Explanation of Responses:

<F1>
Correction of non-market transaction (gift to charity) previously not reported.
<F2>
Adjustment to April 2001 stock dividend due to non-market transactions (gifts to charities) previously not reported.

SIGNATURE OF REPORTING PERSON
/s/ Terri J. Ziepfel

DATE
03/05/2003